Exhibit 99.9

Mercer Park Brand Acquisition Corp. Reports First Quarter 2020 Financial Results

TORONTO, May 8, 2020 - MERCER PARK BRAND ACQUISITION CORP. (“Mercer” or the “Company”) is reporting its financial results as of March 31, 2020 and for the three months ended March 31, 2020. The Company’s unaudited interim financial statements along with its management discussion and analysis has been filed on the System for Electronic Document Analysis and Retrieval and may be viewed by shareholders and interested parties under the Company’s profile at www.sedar.com.

About Mercer Park Brand Acquisition Corp.

Mercer Park Brand is a special purpose acquisition corporation incorporated under the laws of the Province of British Columbia for the purpose of effecting a Qualifying Transaction.

Forward-Looking Statements

This press release may contain forward looking information within the meaning of applicable securities legislation, which reflects the Company’s current expectations regarding future events. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. The Company does not undertake any obligation to update such forward looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT: Cody Slach & Sean Mansouri Gateway Investor Relations (949) 574-3860 or BRND@gatewayir.com